Exhibit 1

NED SHERWOOD, MAJOR STOCKHOLDER OF CHINACAST EDUCATION

CORPORATION, ISSUES OPEN LETTER TO STOCKHOLDERS

-Urges ChinaCast Stockholders To Vote For His Three Highly Qualified Nominees On The

Green Proxy Card Today

NEW YORK, Dec. 27, 2011 (BUSINESS WIRE)—Ned Sherwood, a major stockholder of ChinaCast Education Corporation (Nasdaq GS: CAST), today issued the following letter to all stockholders of the Company:

Dear Fellow ChinaCast Stockholders:

As you may be aware, the Delaware Court of Chancery1 has forced ChinaCast to delay the Annual Stockholders Meeting until January 9, 2012, at 8:00 p.m. EST in order for all stockholders to have adequate time to make a fair and reasoned determination of who should be elected to the Board of CAST. You deserve to have independent voices in the boardroom looking out for your best interests. I urge you to vote FOR my highly qualified independent nominees—Ned Sherwood, Derek Feng and Daniel Tseung—on the GREEN proxy card today.

As a significant stockholder and current member of CAST’s Board of Directors, I wish to state that my major goal is to assure that CAST undergoes, under the direction of a truly independent Special Committee, a full and complete, unbiased process to maximize stockholder value.

I continue to be convinced that CAST has an excellent business model operated by superior Mainland Chinese management and employees. Let me be clear, I do not wish to interfere with the Company’s day-to-day operations in any way. I do, however, have serious concerns with the actions and strategic decisions made by certain of the current Board members.

I am not seeking control of the Company’s Board. Rather, I am seeking to elect three (including myself) of the six Board members at the Annual Stockholders Meeting on January 9th to assure that Board actions are executed in the proper manner at this critical time in CAST’s history. I believe that my three nominees will ensure that the interests of the stockholders, the true owners of ChinaCast, are vigorously represented in the boardroom by truly independent representatives.

Obviously, as a major stockholder, I want the process currently begun by the Special Committee to be run by the most experienced, independent, and professional individuals on our Board (or our Board as constituted after January 9th). I question the current composition of the Special Committee. While both Paul Weiss and Credit Suisse, the outside advisors to the Special Committee, are excellent firms, it is ultimately the Special Committee, and not its advisors, that will determine the best course of action for CAST. This is not a process that can simply be outsourced to a law firm and investment bank.

[1]	The opinion of the Delaware Court of Chancery is located here:
http://www.delawarelitigation.com/files/2011/12/sherwoodOp.pdf.

The Special Committee currently consists of Justin Tang, Stephen Markscheid, and Hope Ni, and it excludes the Board’s two most experienced directors in investment and mergers and acquisition matters—Tseung and me. Mr. Tang, who has been a Director of CAST since 2007 and, to my knowledge, has never voted against any Board resolution, is, in my opinion, a proxy for Ron Chan. The other two committee members, Markscheid and Ni, were never elected to the Company’s Board by stockholders. Ask yourself whether these are the committee members you would select to explore and evaluate strategic alternatives?

I believe that the nominees on the GREEN proxy card are more qualified and will represent your interests better than any of the current members of the Special Committee.

I am sure you will agree once you compare the backgrounds of the three members of the Special Committee with those of Tseung and me, the Board members who were not chosen for the Special Committee.

Tseung has been affiliated with CAST since its founding in 1999. He has over 16 years of experience as a professional investor. From 2000 until 2010, Tseung served as Managing Director of Sun Hung Kai Properties Direct Investments Ltd., the private equity division Sun Hung Kai Properties, one of the largest market-capitalization, publicly-traded companies in Hong Kong. He is an experienced investment professional who knows ChinaCast well.

I have more than 26 years of mergers and acquisitions and private equity experience as the founder of ZS FUND L.P. (“ZS”). Prior to the founding of ZS, I had 11 years of experience in divestitures for W.R. Grace and as a partner of AEA Investors, Inc., an early private equity firm.

If our slate of three directors is elected to the Board, and if certain members of our slate are selected to be on the Special Committee, we plan to do the following:

1) Review the Company’s official projections that have been submitted to the Special Committee. As a director, I have been requesting two to three-year rolling projections at our regularly scheduled Board meetings, to no avail. Since future projections are a key determinant of value, I would like the Special Committee to review the Company’s projections carefully, and with the assistance of its financial advisor, come up with an independent “unbiased projections” for CAST’s future prospects.

2) I want to confirm that the advisors to the Special Committee have been instructed to conduct the broadest and widest process possible (encompassing both strategic and financial buyers). I have been very concerned about references in the Company’s recent open letters to “the deal” as opposed to “the process.”

3) I have also been troubled by Chan’s statement that threatened an exodus of management if our slate were elected. As you know, this threat, which I believe constitutes a breach of fiduciary duty, resulted in our decision to reduce our slate of director nominees from six candidates to three candidates. As such, it is certain that three nominees from the Company’s slate will be re-elected whether you vote for us or not.

As a further precaution, and as an encouragement to strategic buyers to bid for CAST, I plan to suggest, as Chairman of the Compensation Committee, that CAST immediately adopt a generous “Retention Bonus Plan” for the excellent Mainland Chinese management team, including, but not limited to, Li Wei, Xy Jiang, Jim Ma, Donald Gardner, and others. My proposal will include a significant one-time extra bonus payment to each key Mainland Chinese employee who, if a change of control transaction occurs, agrees to remain in the employ of the acquiring company for at least two years post-closing.

Additionally, by including Feng on our slate, I believe that we are further protecting value for all stockholders. Feng was born and educated in Mainland China, advanced his career in the United States at blue-chip companies such as GE, and spent five years as a senior executive at Knowledge Universe, one of the largest education holding companies with more than 40,000 employees globally. In my opinion, his leadership experience and education industry expertise will prove to be a very valuable resource to both management and the CAST Board.

Now is the time for ChinaCast stockholders to protect their best interests by electing three highly-qualified, independent nominees who are committed to maximizing the value of your investment. Please vote your GREEN proxy card today.

If you have any questions or need assistance in voting your GREEN proxy card, please call the firm assisting in the solicitation of proxies, Innisfree M&A Incorporated, toll-free at (888) 750-5834 (banks and brokers call collect at (212) 750-5833)).

Thank you for your support,

Ned Sherwood

Important Information

SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY NED SHERWOOD, ZS EDU L.P., ZS EDU GP LLC, ROBERT HORNE AND THE NOMINEES FROM THE STOCKHOLDERS OF CHINACAST EDUCATION CORPORATION (THE “ISSUER”) FOR USE AT THE ISSUER’S ANNUAL MEETING BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. INVESTORS CAN GET THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS AT NO CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

Contact:

Innisfree M&A Incorporated

Scott Winter, 212-750-5833

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